    As filed with the Securities and Exchange Commission on March 15, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                                ---------------

                              LACLEDE GAS COMPANY
            (Exact name of Registrant as specified in its charter)

                                ---------------

                       Missouri                                 43-0368139
           (State or other jurisdiction of                   (I.R.S. Employer
            incorporation or organization)                  Identification No.)

           720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

              D. H. Yaeger, G. T. McNeive, Jr., or M. C. Kullman
Laclede Gas Company, 720 Olive Street, St. Louis, Missouri 63101, 314-342-0500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
             GERALD T. McNEIVE, JR., ESQ.                  TODD W. ECKLAND, ESQ.
                MARY C. KULLMAN, ESQ.               Winthrop, Stimson, Putnam & Roberts
                 Laclede Gas Company                      One Battery Park Plaza
                   720 Olive Street                    New York, New York 10004-1490
              St. Louis, Missouri 63101                       (212) 858-1000
                    (314) 342-0500                          Fax: (212) 858-1500
                 Fax: (314) 421-1979

                                ---------------

  Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          Proposed
                                           Proposed       maximum
 Title of each class of    Amount to       maximum       aggregate      Amount of
    securities to be           be       offering price    offering     registration
       registered        registered(1)   per share(2)     price(2)         fee
-----------------------------------------------------------------------------------
Common Stock, $1.00 per    1,250,000
 share par value(3).....     shares         $22.41      $28,012,500     $7,787.48
-----------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 150,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act. The average of the high and low prices for the Registrant's Common Stock reported on the New York Stock Exchange on March 10, 1999 was $22.41 per share.
(3) Includes a Common Stock Purchase Right attached to each share of Common Stock, which, prior to the occurrence of certain events, will not be evidenced separately from the Common Stock.

                                ---------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to such section 8(a) may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell or accept offers to buy these securities before the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and is not           +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 15, 1999

PROSPECTUS

                                1,100,000 Shares
                              Laclede Gas Company
                                  Common Stock
                                $1.00 Par Value

                                  -----------

    Laclede Gas Company, a Missouri corporation organized in 1857, is a local gas distribution public utility. Our service area includes the City of St. Louis, St. Louis County, and parts of eight other counties in eastern Missouri. We are offering 1,100,000 shares of common stock. Our shares are listed on the New York and Chicago Stock Exchanges under the symbol "LG." On March 11, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $22 5/8 per share.

                                                           Per Share Total
                                                           --------- -----
      Public Offering Price...............................     $       $
      Underwriting Discount...............................     $       $
      Proceeds, before expenses, to Laclede Gas Company...     $       $

                                  -----------

    The underwriters may also purchase up to an additional 150,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about       , 1999.

                                  -----------

Merrill Lynch & Co.                                    A.G. Edwards & Sons, Inc.


                       This Prospectus is dated   , 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information .......................................   1
Summary ...................................................................   2
Service Area and Transmission Pipelines ...................................   4
Use of Proceeds ...........................................................   5
Laclede Gas Company .......................................................   5
Price Range of Common Stock and Dividends .................................   9
Description of Common Stock ...............................................  10
Underwriting ..............................................................  14
Legal Opinions ............................................................  16
Experts ...................................................................  16

                               ----------------

                           FORWARD-LOOKING STATEMENTS

      Certain statements in this prospectus (other than the financial statements and other statements of historical fact) are forward-looking statements made based upon our expectations and beliefs concerning future developments and their potential effect on us. These forward-looking statements may be identified by the use of such terms as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek" and similar expressions. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments on us may not be those we anticipated. Among the factors that may cause our actual results to differ materially from those contemplated in any forward-looking statements are:

     .  weather conditions and catastrophic events

     .  changes in transportation and gas supply costs or availability

     . regulatory actions and initiatives of federal and state regulatory agencies (including those affecting financings, allowed rates of return, incentive regulation, industry and rate structure, purchase gas adjustment provisions, franchise renewal and environmental or safety requirements, as well as the possibility of any such actions and initiatives being made on a retroactive basis)

     .  the effects of any industry or corporate restructuring

     .  conservation efforts of our customers

     . economic factors such as changes in the conditions of capital markets, interest rates and rates of inflation

     .  inability to retain existing customers or to attract new customers

     . our ability to obtain funds from operations or the sale of debt or equity to finance necessary capital expenditures and other investments

     .  employee work force issues

     .  statutory or tax changes

     .  changes in accounting standards and

     . the effectiveness of Year 2000 computer system remediation efforts by third parties and unknown Year 2000 related problems

      We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

                      Where You Can Find More Information

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings also are available to you at the SEC's website at "http://www.sec.gov."

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares of Common Stock that we have registered are sold:

    .  Annual Report on Form 10-K for the fiscal year ended September 30,
       1998.

    . Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1998.

    . The description of the Common Stock contained in our registration under Section 12 of the Securities Exchange Act of 1934, including any amendment or report updating such description.

    . The description of our Common Stock Purchase Rights contained in our Form 8-A Registration Statement dated April 3, 1996.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

                           Corporate Secretary
                           Laclede Gas Company
                           720 Olive Street
                           St. Louis, Missouri 63101
                           314-342-0531

      You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not, and the underwriters have not, authorized anyone else to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated in this prospectus is accurate as of any date other than the date on the front of those documents.

                                    Summary

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. Before making an investment decision, you should read this entire prospectus as well as the documents incorporated by reference. Unless indicated otherwise, the information in this prospectus assumes that the underwriters' overallotment option is not exercised.

                              Laclede Gas Company

Our Business................... A public utility primarily engaged in natural gas distribution

Our Service Territory.......... The City of St. Louis, St. Louis County and parts of eight other counties in eastern Missouri

Population of Our Service
 Territory..................... Approximately 2.0 million

Customers as of
 December 31, 1998............. Approximately 630,000

Our Address and Telephone       Laclede Gas Company
 Number........................ 720 Olive Street
                                St. Louis, Missouri 63101
                                314-342-0500

                                  The Offering

Common Stock Offered........... 1,100,000 shares

Common Stock Outstanding as of
 December 31, 1998............. 17,627,987 shares

Common Stock Outstanding as of
 December 31, 1998, Adjusted
 for the Offering.............. 18,727,987 shares

Listing........................ New York and Chicago Stock Exchanges (Symbol: LG)

Common Stock Price Range from
 March 11, 1998 to March 11,
 1999.......................... $22 5/16 to $27

Current Indicated Annual
 Dividend Rate................. $1.34 per share

Cash Dividends paid since...... 1946

Use of Proceeds................ General corporate purposes, including the repayment of short-term debt, capital expenditures and working capital
                                requirements

                  Selected Consolidated Financial Information
              (Dollar amounts in thousands, except per share data)

                                                                 Twelve Months
                           Fiscal Year Ended September 30      Ended December 31
                          ----------------------------------   ------------------
                             1996        1997        1998        1997      1998
                          ----------  ----------  ----------   --------  --------
Income Statement Data
Operating Revenues......  $  556,456  $  602,832  $  547,229   $608,634  $497,258
Utility Operating
 Income.................      48,410      49,725      46,666     47,443    41,881
Earnings Applicable to
 Common Stock...........      32,727      32,369      27,795     29,896    23,869
Average Number of Common
 Shares Outstanding (in
 thousands).............      17,523      17,558      17,598     17,558    17,615
Earnings Per Common
 Share..................        1.87        1.84        1.58       1.70      1.36
Dividends Declared Per
 Common Share...........        1.26        1.30        1.32      1.305     1.325
                                 As of September 30            As of December 31
                          ----------------------------------   ------------------
                             1996        1997        1998        1997      1998
                          ----------  ----------  ----------   --------  --------
Balance Sheet Data
Total Assets............   $ 689,395  $  720,710  $  771,147   $797,659  $828,510
Net Utility Plant.......     452,165     467,573     490,585    472,201   496,966
Short-Term Debt
 (Including Current
 Maturities) ...........      59,600      99,000      98,500    127,500   136,157
Long-Term Debt
 (Excluding Current
 Maturities)............     179,346     154,413     179,238    179,105   179,256
Redeemable Preferred
 Stock..................       1,960       1,960       1,960      1,960     1,960
Common Stock Equity.....     240,843     250,387     256,785    258,202   260,562
Other Data
Heating Degree Days.....       4,880       4,953       4,404      4,910     4,024
Percent Colder (Warmer)
 than Normal............           4%          6%         (6)%        5%      (14)%

      The table below reflects our actual capitalization and short-term debt as of December 31, 1998 and as adjusted to reflect net proceeds from the sale of 1,100,000 shares of common stock offered in this prospectus and the application of these net proceeds to repay a portion of our short-term debt. For more information on our use of the net proceeds from this offering, see "Use of Proceeds" in this prospectus. If the underwriters exercise their over-allotment option in full, Common Stock Equity and Total Capitalization, each as adjusted,
would be $    and $    , respectively. See "Underwriting."

                                                   As of December 31, 1998
                                                ------------------------------
                                                    Actual       As Adjusted
                                                --------------  --------------
Capitalization and Short-Term Debt
Short-Term Debt................................ $136,157  23.6%
Long-Term Debt.................................  179,256  31.0% $179,256      %
Redeemable Preferred Stock.....................    1,960    .3%    1,960
Common Stock Equity............................  260,562  45.1%
                                                -------- -----  -------- -----
Total Capitalization and Short-Term Debt....... $577,935 100.0% $        100.0%
                                                ======== =====  ======== =====

                    Service Area and Transmission Pipelines

      The following map depicts (a) the counties in the eastern portion of Missouri in which we provide service, together with transmission pipelines owned by Mississippi River Transmission Corporation, Missouri Pipeline Company and Williams Gas Pipeline Central, Inc. that connect to our distribution system, and (b) Missouri and other states through which Mississippi River Transmission Corporation's pipeline system runs.

                               [Graphic Omitted]

               [The graphic depicts the matters described above.]

                                Use of Proceeds

      We will use the net proceeds from the sale of the shares of common stock for general corporate purposes, including the repayment of short-term debt, capital expenditures and working capital requirements.

      At December 31, 1998, we had outstanding short-term debt of approximately $136 million at an average interest rate of 5.43%.

                              Laclede Gas Company

General

      We are a public utility that distributes and transports natural gas. We are subject to the jurisdiction of the Missouri Public Service Commission (the "PSC") and serve the City of St. Louis, St. Louis County, the City of St. Charles, and parts of St. Charles, Franklin, Jefferson, St. Francois, Ste. Genevieve, Iron, Madison and Butler Counties, all in Missouri. In addition, we operate underground natural gas storage fields and transport and store liquid propane. We have also invested in other minor non-utility businesses.

      Generally, we sell gas for househeating, certain other household uses, and commercial and industrial space heating at prices generally lower than are charged for competitive fuels and other energy forms. While coal is competitive as a fuel source for very large boiler plant loads, environmental concerns have restrained any significant market inroads. Oil and propane can be used to fuel boiler loads and certain direct-fired process applications, but these fuels vary widely in price throughout the year, thus limiting the competitiveness of these fuels. In certain cases, steam has been competitive with gas for downtown area heating users. In the past five years, we have made a net conversion of 27 steam customers to natural gas service.

      We have approximately 630,000 customers, 94% of which are residential customers using natural gas for heating and other household purposes. With regard to the space and water heating market, our management believes that we have the predominant share of the existing residential market in areas in which we currently provide gas service, as well as the new single home construction market in such areas, and that these market shares have not materially changed in a number of years. For the twelve months ended December 31, 1998, sales to residential customers accounted for approximately 67% of our revenues, with sales to commercial and industrial customers accounting for approximately 23% of our revenues. The balance of our revenues are primarily attributable to our off-system sales, Gas Supply Incentive Plan and transportation service. The tariff approved for transportation service produces a margin similar to that which we would have received under our regular sales rates.

      We have been able to maintain our market position in the residential, space-heating and water-heating markets, despite the price competition that exists in these markets. Competition exists primarily in the large industrial and commercial boiler fuel market where coal is the principal competing form of energy. To a lesser extent, electricity is a competing form of energy in the residential market. While several states have recently enacted legislation to deregulate the electric utility industry in an effort to increase competition and reduce the cost of electric energy, the Missouri Legislature has not to date adopted legislation of this nature.

      The tables below reflect our utility operating revenues contributed by each class of our customers, as well as the number of customers and therms sold and transported in each class our of customers. One billion cubic feet ("Bcf") of gas represents ten million therms.

                                                           Twelve Months Ended
                          Fiscal Year Ended September 30       December 31
                         -------------------------------- ---------------------
                            1996       1997       1998       1997       1998
                         ---------- ---------- ---------- ---------- ----------
Utility Operating
 Revenues
(In Thousands)
Residential............. $  376,818 $  395,250 $  365,768 $  403,313 $  332,297
Commercial and
 Industrial.............    145,466    152,222    132,504    152,381    116,707
Interruptible...........      2,035      2,098      2,254      2,114      2,131
Transportation..........     15,375     13,042     12,734     13,141     12,816
Off-System and Other
 Incentive..............     11,640     34,288     29,852     32,285     29,416
Exploration and
 Development............        856      1,273         --        702         --
Provision for Refunds
 and Other..............      4,266      4,659      4,117      4,698      3,891
                         ---------- ---------- ---------- ---------- ----------
  Total................. $  556,456 $  602,832 $  547,229 $  608,634 $  497,258
                         ========== ========== ========== ========== ==========
Customers
(At End of Period)
Residential.............    569,818    572,794    577,224    587,007    589,978
Commercial and
 Industrial.............     37,735     37,985     38,519     39,534     39,807
Interruptible...........         16         16         15         14         15
Transportation..........        130        142        149        145        153
                         ---------- ---------- ---------- ---------- ----------
  Total.................    607,699    610,937    615,907 $  626,700 $  629,953
                         ========== ========== ========== ========== ==========
Therms Sold and
 Transported
(In Thousands)
Residential.............    642,367    606,327    560,732    602,047    521,540
Commercial and
 Industrial.............    309,477    296,222    259,205    286,003    238,963
Interruptible...........      5,766      5,718      5,838      5,482      5,791
Transportation..........    186,400    176,622    190,811    187,183    188,915
Off-System..............     33,101    126,149    104,763    112,537    114,294
                         ---------- ---------- ---------- ---------- ----------
  Total.................  1,177,111  1,211,038  1,121,349  1,193,252  1,069,503
                         ========== ========== ========== ========== ==========

      As a result of the large proportion of our residential heating sales relative to our total sales, our operations are highly sensitive to seasonal weather conditions. Historically, most of our revenues and related operating expenses occur during the winter heating season. Accordingly, we accrue most of our annual revenues during our first and second fiscal quarters, which are the six months ending March 31. Results for the third and fourth fiscal quarters frequently show net losses, reflecting significantly lower gas consumption during the nonheating season.

Natural Gas Supply

      Our gas supply strategy has the twofold objectives of: (1) ensuring that our gas supplies are dependable and will be delivered when needed; and (2) to the extent compatible with that dependability, purchasing gas that is economically priced.

      We obtain the majority of our gas from Gulf Coast and Mid-Continent producing areas and have it transported through several interstate pipelines into the pipeline systems of Mississippi River Transmission Corporation ("MRT") for ultimate delivery to our service area. We continue to receive the majority of our natural gas through MRT. We are the predominant shipper on MRT's pipeline system, representing approximately 70% of its northbound capacity. Because our contract with MRT will expire on October 31, 1999, we and MRT are currently negotiating new arrangements to take effect after such date. Missouri Pipeline

Company ("MPC") provides gas to the western portion of our service area. This gas comes from the Mid-Continent producing area through the lines of Panhandle Eastern Pipeline Company ("Panhandle"), which in turn connect to MPC's lines.

      Recently, we obtained a direct connection to the Mid-Continent producing area through Williams Gas Pipeline Central, Inc. ("Williams"). Williams converted to natural gas service an existing approximately 200-mile petroleum products pipeline that crosses Missouri and connects directly to the Mid-Continent producing area. We have purchased the entire capacity of the converted pipeline, and natural gas began flowing in September 1998. This pipeline enables us to transport gas directly to the western portion of our service area, a fast-growing segment of our service area, as well as to access diverse reserves on the Williams system. Ultimately, we anticipate the new pipeline will transport about 10% of our annual natural gas purchases.

      We hold firm pipeline transportation capacity on several pipelines "upstream" of the MRT system connecting us to various onshore and offshore gas-producing basins. During fiscal year 1998, we released portions of our firm pipeline capacity to other shippers when we did not need the capacity.

      During fiscal 1998, we purchased natural gas from a diverse group of 37 suppliers to meet our current gas sales and storage requirements. We purchased a total of 78.0 Bcf of natural gas for delivery through MRT's system during fiscal year 1998 and another 10.0 Bcf of gas for delivery through Panhandle and MPC during fiscal 1998. Also, during fiscal 1998, certain commercial and industrial customers purchased their own gas and transported 19.1 Bcf of gas through our distribution system.

      We also have a firm storage service agreement with MRT for approximately
23.1 Bcf of allocated storage capacity on MRT's system located primarily in Unionville, Louisiana. In addition, we supplement flowing pipeline gas with natural gas withdrawn from our underground storage field located in St. Louis and St. Charles Counties.

Propane Supply

      Laclede Pipeline Company, our wholly-owned subsidiary, owns and operates a propane pipeline which connects our 800,000-barrel, or approximately 33 million gallons, propane storage facilities in St. Louis County, Missouri, to propane supply terminal facilities located at Wood River and Cahokia, Illinois. Laclede Pipeline Company transports liquid propane through this pipeline to us for storage. We ultimately vaporize and use the propane to supplement our natural gas supply to meet the peak demands on the distribution system. Laclede Pipeline Company has a contract with Phillips Petroleum Company which provides for delivery of up to 35 million gallons of propane annually through March 31, 1999. Laclede Pipeline Company is negotiating new arrangements for the period subsequent to March 31, 1999.

Regulatory Matters

      At the state level, there have been several important developments affecting us, some of which are still pending.

      On January 26, 1999, we filed a request with the PSC for a general rate increase to recover costs related to the operation of our gas distribution system. We do not anticipate higher rate levels during the current fiscal year, because the PSC generally suspends a general rate increase request until the PSC has reviewed and audited the filing, held hearings and reached its determination whether and to what extent the rate increase request should be granted. By statute, the PSC process may take no longer than 11 months. We have requested a rate adjustment that would increase annual revenues by $30.5 million and increase a typical residential heating customer's bill by about 5.8% (or about $3.37 a month). The PSC has set August 9, 1999 as the date to begin hearings on the request. Historically, the PSC has not granted our rate increase requests in full.

      On October 15, 1998, the PSC approved an agreement with us in a general rate case we had filed in February 1998. We had sought rates that would increase revenues by $25.4 million annually. The approved settlement provided that rates charged to the vast majority of our customers, including all residential and commercial heating customers, remained unchanged. However, the settlement also permitted us to record substantially lower expenses in two areas effective July 1, 1998: (1) depreciation, by establishing lower depreciation rates; and (2) pension expense, by changing the regulatory accounting treatment for the recovery of our pension costs. The expected annualized effect of these accounting changes should result in a reduction of booked expenses of $16.8 million. Our currently filed rate case described above may impact the expected effect of these accounting changes.

      In addition, the PSC extended its previous authorization of certain cost-deferral mechanisms by which we may include in future rates certain expenses related to pensions and retirements and may apply for future rate recovery of certain other costs related to our gas safety replacement program and our environmental costs related to former manufactured gas plants. Further, the PSC authorized us to capitalize the costs incurred in connection with making our information systems ready for Year 2000 operations for consideration in future rates.

      On another matter, we sought and obtained re-authorization from the PSC to purchase a limited amount of specific financial instruments for the purpose of capping our cost of gas in the event of any unusually large gas price increases during the 1998-1999 winter season. The full cost of purchasing these instruments is being recovered from customers. In June 1998, we proposed program modifications that are designed to give us greater flexibility to trade in and out of these instruments when warranted by market conditions, to give us a financial incentive to increase the gas cost savings to be realized by customers and to reduce the overall cost of purchasing such instruments. The PSC's Staff and the Office of the Public Counsel have opposed our proposal. The PSC had formal hearings on this issue in late July 1998, but it has not yet issued a decision.

      Fiscal 1998 also was the second year of operation for our Gas Supply Incentive Plan (the "Incentive Plan"), which has provided significant benefits for our customers and stockholders. The PSC approved the initial Incentive Plan in our 1996 rate case for a three-year period ending September 30, 1999. Under the Incentive Plan, we and our customers share the benefits from off-system sales and certain gains and losses, as measured against benchmark levels of gas costs, related to the acquisition of our gas supply. During fiscal 1998, we achieved overall gas cost savings of about $31.0 million, resulting in savings to our customers of $24.6 million and contributing about $6.4 million to our pre-tax income.

      In September 1997, the PSC's Staff recommended that we refund $3.6 million to our ratepayers in connection with our sale of gas outside of Missouri during fiscal 1996, prior to the approval of the Incentive Plan. We believe we had full authority to enter into these transactions in part under the implementation of the Federal Energy Regulatory Commission's Order No. 636. We filed testimony opposing the PSC Staff's recommendation and formal hearings were held on this issue in October 1998. The PSC has not yet issued a decision.

      On October 30, 1998, the PSC issued an order opening a docket addressing the adequacy of our copper service line replacement program. Under this docket, the PSC Staff must advise the PSC of the status of its investigation by April 30, 1999. We currently face one lawsuit and two claims relative to incidents where gas has apparently leaked from direct buried copper service lines. We are unable to predict at this time what action, if any, the PSC may take in this docket or the outcome of this lawsuit or any of these claims.

Year 2000

      As of December 31, 1998, we have incurred total costs of approximately $11.9 million related to replacements and modifications of various computer systems as part of our Year 2000 readiness program. Of this amount, $10.4 million has been capitalized and $1.5 million has been charged to expense. As noted above, the PSC authorized us to capitalize the costs incurred in connection with making our information systems ready for Year 2000 operations for consideration in future rates. We estimate that costs remaining to be incurred for the remainder of fiscal 1999 will amount to approximately $6.0 million. We currently anticipate that our modifications to our critical internal systems and equipment will be completed by the summer of 1999. As these modifications are made, we then test the operation of such systems or equipment as corrected and modified to determine if any further adjustments are required. We also continue to verify the Year 2000 readiness of our critical vendors.

                   Price Range of Common Stock and Dividends

      Our common stock is listed on the New York and Chicago Stock Exchanges and is traded under the symbol LG. The high and low sales prices for the common stock as reported on the New York Stock Exchange composite transactions reporting system and dividends declared for fiscal years 1997, 1998 and 1999 to date are as follows:

                                            Quarterly Cash       Price Range
Fiscal Year                               Dividends Declared   High       Low
-----------                               ------------------ --------- ---------
1997:
  First Quarter .........................     $ .32-1/2      $24-7/8   $22-1/4
  Second Quarter.........................       .32-1/2       24-5/8    20-7/8
  Third Quarter..........................       .32-1/2       23-1/8    20-1/4
  Fourth Quarter.........................       .32-1/2       24-5/8    21-5/8
                                              ---------
                                              $1.30
                                              =========
1998:
  First Quarter..........................     $ .33          $28-5/8   $23-5/8
  Second Quarter.........................       .33           27-15/16  23-15/16
  Third Quarter..........................       .33           25-7/16   22-15/16
  Fourth Quarter.........................       .33           25        22-3/8
                                              ---------
                                              $1.32
                                              =========
1999:
  First Quarter..........................     $ .33-1/2      $27       $23
  Second Quarter (through March 11)......       .33-1/2       27        22-5/16

--------

      On March 11, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $22 5/8 per share. As of March 8, 1999, we had 9,485 common stockholders of record.

      Cash dividends on our common stock have been paid each year since 1946.

      Our Board of Directors' current policy is to pay cash dividends on our common stock on a quarterly basis. Future cash dividends will depend on our earnings, financial condition, capital requirements and other factors deemed relevant by our Board of Directors. See "Description of Common Stock" in this prospectus for certain restrictions upon our ability to pay cash dividends.

      We have a Dividend Reinvestment and Stock Purchase Plan (the "Drip Plan"). Under the Drip Plan, stockholders may automatically reinvest, at the then current market price, their common stock cash dividends in shares of our common stock. Participants in the Drip Plan may make optional cash purchases of common stock at market prices in amounts up to $30,000 per year. Additional information about the Drip Plan is contained in the Drip Plan prospectus, which may be obtained from the Drip Plan agent, UMB Bank, National Association, or from us:

        UMB Bank, National Association  Laclede Gas Company
        Securities Transfer Division    Corporate Secretary
        P. O. Box 410064                720 Olive Street
        Kansas City, Missouri 64141-
         0064                           St. Louis, Missouri 63101
        1-800-884-4225                  314-342-0531

                          Description of Common Stock

      The following description of the terms of our common stock sets forth general terms and provisions of our common stock and does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the "Articles"), and our Mortgage and Deed of Trust, dated as of February 1, 1945, as amended and supplemented (the "Mortgage"), securing our first mortgage bonds.

      The total number of shares of capital stock which we have authority to issue is 51,480,000 shares, consisting of 50,000,000 shares of common stock, par value $1 per share, and 1,480,000 shares of preferred stock, par value $25 per share.

Dividend Rights and Limitations

      Subject to the limitations referred to below, our Board of Directors may declare and pay dividends on our common stock out of funds legally available therefor.

      Cash dividends on and acquisition of our capital stock are limited by certain Mortgage provisions. Under the most restrictive of these provisions, we may not declare or pay any dividend (other than a dividend payable in our common stock), or otherwise acquire or retire for value any shares of common stock if, after giving effect thereto, the aggregate net amount expended of all such dividends, acquisitions and retirements made after September 30, 1953 would exceed the sum of (1) the Net Income Available for Common Stock (as defined in the Mortgage) since October 1, 1953 through the last day of the calendar quarter immediately preceding the calendar quarter in which such dividend is declared or other acquisition or retirement occurs, plus
(2) $8 million. The aggregate net amount expended for dividends, acquisitions and retirements is determined as the excess, if any, of the aggregate amount thereof over the total cash amount received by us after September 30, 1953 for shares of our common stock sold after that date.

      As of December 31, 1998, the availability for distribution of our retained earnings was not impaired by the restriction described above. As of December 31, 1998, up to approximately $221 million was thus available for distribution.

      Payment of dividends on our common stock is also subject to the preferential rights of the holders of preferred stock to receive full cumulative dividends, both past and current. Also, we may not pay dividends on or acquire any of our common stock if our sinking fund obligations for our preferred stock are not met. If our net earnings (as defined in the Articles) are less than our sinking fund obligations, an "excused failure" may occur; no dividends may be paid on our common stock for 12 months following an excused failure unless we make up the deficiencies in sinking fund payments. These preferential rights and requirements do not currently impair our ability to pay common stock dividends since we have paid and continue to pay the preferred stock dividends as required, we have satisfied our sinking fund obligations to date, including those for the period ending March 31, 1999, and no "excused failure" has occurred.

      The Articles further provide that if the stated capital for all of our stock junior to our preferred stock plus paid-in and capital surplus and retained earnings is less than 25% of our total capitalization, no dividends (other than stock dividends) will be paid on our junior stock unless (1) the dividend is less than or equal to 75% of our net earnings, after providing for dividends on our outstanding preferred stock, earned during the fiscal year in which such dividend is declared and before the end of the quarter in which it is declared, or (2) the dividend together with all dividends on our junior stock declared or paid since the earliest date of issue of any of our outstanding preferred stock is less than or equal to 75% of our net earnings after providing for dividends on the outstanding preferred stock earned between said earliest date of issue and the end of the quarter in which such dividend is declared. This, too, does not currently impair our ability to pay dividends on our common stock, since at December 31, 1998, the sum of our stated capital for our common stock plus paid-in and capital surplus and retained earnings was approximately 59% of total capitalization, thus exceeding 25% of our total capitalization.

Voting Rights

      Our common stockholders are entitled to one vote for each share of our common stock held of record at all stockholder meetings, except that whenever six quarterly dividends payable on our preferred stock shall be in default, the holders of all series of our preferred stock will be entitled to one vote per share on all matters other than the election of our directors. In the event of an election of our directors after such default, our preferred stockholders, voting as a separate class, will have the right to elect the minimum number of our directors required to constitute a majority of our full Board. In such circumstances, the remainder of our full Board will be elected by our common stockholders, voting as a separate class.

      Cumulative voting is applicable to all elections of our directors.

      Our Board of Directors is divided into three classes and each year one class is elected to serve a three-year term.

Change in Control and Business Combination Provisions

      The Articles: (1) provide for the classification of directors, with three-year staggered terms; (2) require an affirmative vote of holders of at least two-thirds of the outstanding shares of our common stock to remove all or less than all of the members of our Board of Directors (except that no director may be removed by stockholders if the votes cast against the director's removal would be enough to elect the director using cumulative voting at an election of the class of directors of which the director is a member); (3) require an affirmative vote of holders of at least two-thirds of the outstanding shares of our common stock to change the provision relating to the classified Board of Directors; and (4) require the affirmative vote of holders of at least 80% of the outstanding shares of our common stock to approve Business Combinations (as defined in the Articles) with a Substantial Shareholder (defined below), unless approved by a majority vote of the Continuing Directors (as defined in the Articles) or unless certain price and dividend requirements are met. Such provisions may have significant effects on stockholders' ability to change the composition of an incumbent Board of Directors or to benefit from transactions which may be opposed by an incumbent Board of Directors.

      The term "Substantial Shareholder" is defined in the Articles to include a securityholder (together with its Affiliates and Associates, as defined therein) who owns more than 10% of the outstanding shares of our common stock. The above provisions dealing with Business Combinations involving us and a Substantial Shareholder may discriminate against a securityholder who becomes a Substantial Shareholder by reason of ownership of such amount of our common stock.

      In addition, we, as a Missouri corporation, are subject to Missouri corporate statutes which restrict the voting rights of a person who acquires 20% or more of our outstanding common stock as well as such person's ability to enter into a business combination with us.

Preferred Stock

      Our Board of Directors, without further action by our common stockholders, may issue one or more series of preferred stock from time to time, which may have terms more favorable than our common stock, including preferential dividend, liquidation and redemption rights. As of March 11, 1999, there were 71,870 shares of preferred stock Series B and 6,510 shares of preferred stock Series C outstanding.

Common Stock Purchase Rights

      On May 1, 1996, we distributed a dividend of one Common Stock Purchase Right for each share of our common stock (other than shares held in our treasury) outstanding at the close of business on May 1, 1996 or issued thereafter. The following description of the Rights is not intended to be complete and is qualified in its entirety by reference in this prospectus to the Rights Agreement between us and Boatmen's Trust Company, the initial Rights Agent (the "Rights Agreement"). UMB Bank, National Association is the current Rights Agent. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

      Each Right, when it becomes exercisable, as described below, will entitle the registered holder to purchase a number of shares of our common stock, at a purchase price of $60, subject to certain adjustments (the "Purchase Price") and other specified conditions. Initially, the Rights are evidenced by the certificates of our common stock, registered in the names of the holders thereof, and are transferred with, and only with, our common stock.

      The Rights become exercisable upon the occurrence of a Distribution Date, which is defined in the Rights Agreement as the earlier of: (1) the tenth business day (or such later date as our Board of Directors may from time to time fix by resolution) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's acquiring beneficial ownership of 20% or more of the outstanding common stock (such Person being called an "Acquiring Person"); and (2) the tenth business day after (A) the first date of public announcement by us or an Acquiring Person that a Person has become an Acquiring Person, or (B) the date on which we first have notice or otherwise determine that a Person has become an Acquiring Person. The definition of "Acquiring Person" excludes certain persons, including those who inadvertently acquire beneficial ownership of 20% or more of our outstanding common stock provided that such person promptly and irrevocably commits to divest and does promptly divest sufficient shares of our common stock to reduce such person's percentage of beneficial ownership below 20%.

      In the event that a Distribution Date occurs, each holder of a Right (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void), subject to the Board of Directors' ability to exchange such Right for our common stock as described below, will (after the effective date of an appropriate registration statement) have the right to purchase from us that number of shares of our common stock having an aggregate current market price (as defined in the Rights Agreement), on the date such person becomes an Acquiring Person giving rise to the Distribution Date, equal to twice the Purchase Price for an amount in cash equal to the then current Purchase Price.

      In addition, our Board of Directors may, at its option, at any time after a Distribution Date and prior to the time an Acquiring Person together with any Affiliates or Associates thereof becomes the Beneficial Owner of 50% or more of the outstanding shares of our common stock, elect to exchange all or part of the then outstanding Rights (other than Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall have become void) for shares of our common stock at an exchange ratio of one share of our common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Rights Agreement (the "Exchange Ratio"). Immediately upon such action by our Board of Directors, the right to exercise the Rights will terminate and each Right (other than Rights that have become void as described above) will thereafter represent only the right to receive that number of shares of common stock equal to the number of Rights held by such holder multiplied by the Exchange Ratio. Any partial exchange will be made pro rata based on the number of Rights (other than Rights that have become void as described above) held by each holder of Rights.

      If we are acquired in a merger or other similar business combination where we are not the surviving corporation, or where our common stock is exchanged or changed, or 50% or more of our assets or earning power is sold, we shall take such action as necessary to ensure that the Rights will "flip-over" and entitle each holder of a Right to purchase common stock of the acquiring corporation having an aggregate market price equal to twice the then current Purchase Price of our common stock for an amount in cash equal to the then current Purchase Price.

      At any time prior to the earlier of (1) the tenth business day following the Stock Acquisition Date (as defined in the Rights Agreement) and (2) the close of business on May 1, 2006, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances the Rights Agreement may be amended from time to time by our Board of Directors without approval of our stockholders.

      The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us without Board approval. The Rights will not interfere with any merger or other business combination with a third party approved by our Board of Directors since the Board of Directors may, at its option, redeem all but not less than all of the then outstanding Rights as described above.

Miscellaneous

      Our outstanding common stock is, and the shares of our common stock offered hereby when issued and paid for will be, fully paid and non-assessable. Holders of our common stock have limited preemptive rights. The Articles generally give holders of our common stock preemptive rights if our common stock is to be sold solely for money and other than by a public offering, through underwriters who agree to promptly make a public offering or pursuant to authorization by holders of a majority of our common stock. On liquidation, after payment of the liquidation preferences of our preferred stock, the holders of our common stock will be entitled to receive all amounts remaining for distribution to our stockholders.

      The Transfer Agent and Registrar for our common stock is UMB Bank, National Association, Kansas City, Missouri.

      Our outstanding common stock is, and the shares of our common stock offered hereby will be, listed on the New York and Chicago Stock Exchanges.

                                  Underwriting

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters named below (collectively referred to as the "underwriters"). Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the respective number of shares of our common stock indicated below.

                                                                       Number of
          Underwriter                                                   Shares
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
     A.G. Edwards & Sons, Inc. .......................................
                                                                       ---------
          Total ...................................................... 1,100,000
                                                                       =========

      In the underwriting agreement, the several underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of our common stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting underwriters may be increased.

      The representatives of the underwriters have advised us that they propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain
dealers at such price less a concession not in excess of $.   per share. The
underwriters may allow, and such dealers may reallow, a discount not in excess
of $.   per share of our common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 150,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

      The following table shows the per share and total underwriting discount to be paid by us to the underwriters. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                      No Exercise Full Exercise
                                            Per Share  of Option    of Option
                                            --------- ----------- -------------
     Public Offering Price ................     $          $            $
     Underwriting Discount ................
     Proceeds, before expenses, to us .....

      The expenses of the offering are estimated at $150,000 and are payable by us.

      The shares of our common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and subject to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

      We have agreed not to offer or sell any other shares of our common stock or securities convertible into or exchangeable for our common stock for 120 days after the date of this prospectus. There are some exceptions to this restriction, including the issuance of our common stock in connection with our employee benefit plans, our Restricted Stock Plan for Non-Employee Directors and the Drip Plan.

      We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

      Until the distribution of the shares of our common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the shares of our common stock. As an exception to these rules, the representatives of the underwriters are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with this offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the representatives of the underwriters may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

      The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of this offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives of the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters or their affiliates have provided investment or commercial banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

                                 Legal Opinions

      The legality of the shares of our common stock offered hereby will be passed upon for us by Gerald T. McNeive, Jr., Senior Vice President-Finance and General Counsel. The legality of the shares of our common stock offered hereby will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    Experts

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses in connection with the issuance and sale of the Common Stock being registered.

   Filing fee--Securities and Exchange Commission:
     Registration Statement........................................ $  7,787.48
   Filing fee--National Association of Securities Dealers Inc......    3,301.25
   New York Stock Exchange listing fees............................    4,375.00
   Chicago Stock Exchange listing fees.............................    6,250.00
   *Accountants' fee...............................................   25,000.00
   *Printing costs.................................................   75,000.00
   *Miscellaneous expense (including blue-sky expense).............   28,286.27
                                                                    -----------
     *Total Expenses............................................... $150,000.00
                                                                    ===========

--------
  *Estimated

Item 15. Indemnification of Directors and Officers.

      Under Section 351.355 of The General and Business Corporation Law of Missouri (the "Indemnification Statute"), Laclede Gas Company (the "Company") may indemnify any present or former director, officer, employee or agent of the Company who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the right of the Company, (1) the Company may indemnify him against expenses, including attorneys' fees and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and (2) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to criminal proceedings, had reasonable cause to believe his conduct was unlawful.

      The Indemnification Statute further provides that the Company has the power to give any additional indemnity to any person who is or was a director, officer, employee or agent, provided that such additional indemnity is authorized by the articles of incorporation or any by-law or agreement of the Company adopted by a vote of the stockholders; however, the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

      The above is a general summary of the Indemnification Statute and is subject in all cases to the specific and detailed provisions of The General and Business Corporation Law of Missouri.

      The Company's Articles provide that the Company shall indemnify each of its directors and officers to the full extent permitted by the Indemnification Statute and, in addition, shall indemnify each of them against all expenses incurred in connection with any claim by reason of the fact that such director or officer is or was, serving the Company, or at the request of the Company, in any of the capacities referred to in the Indemnification Statute, or arising out of such person's status in any such capacity, provided that the Company shall not indemnify any person from or on account of such person's conduct that was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or to the extent that such indemnification shall otherwise be finally adjudged to be prohibited by applicable law.

      The Indemnification Statute further provides that the Company may purchase and maintain insurance, on behalf of any person who is or was a director, officer, employee or agent of the Company, against any liability asserted against him and incurred by him in any such capacity. In accordance with this section, the Company has obtained insurance protecting the officers and directors against certain liabilities.

      The Company has also entered into indemnification agreements with each of its directors and officers that (1) provide for the indemnification of each such director and officer to the extent provided for by the Articles as described above and (2) state that the indemnification provided thereunder shall survive the elimination or modification of the Articles with respect to claims that have arisen prior to such elimination or modification.

      Each of the underwriters has also agreed to indemnify the Company, its directors and each of its officers who signs this registration statement against certain liabilities, including certain liabilities under the Securities Act of 1933, or to contribute to payments such directors and officers may be required to make in respect thereof.

      The rights of indemnification provided for above are not exclusive of any other rights of indemnification to which the persons seeking indemnification may be entitled under the Articles or the Company's By-Laws or any agreement, vote of stockholders or disinterested directors, or otherwise.

Item 16. List of Exhibits.

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 1.1     Form of Underwriting Agreement for Common Stock.
 4.1*    Articles of Incorporation of Laclede Gas Company as of February 11,
         1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's
         Registration Statement No. 33-52357.
 4.2*    By-Laws of Laclede Gas Company effective January 26, 1995; filed as
         Exhibit 4.2 to the Company's Registration Statement No. 33-58757.
 4.2(a)* Amendment to the Company's By-Laws, effective at the close of business on July 24, 1997; filed as Exhibit 3.01 to the Company's 10-Q for the fiscal quarter ended June 30, 1997 (File No. 1-1822).
 4.2(b)* Amendment to the Company's By-Laws, effective at the close of business on November 20, 1997; filed as Exhibit 3.01(ii) to the Company's 10-Q for the fiscal quarter ended December 31, 1997 (File No. 1-1822).
 4.3*    Rights Agreement, filed as Exhibit 1 to Form 8-A Registration
         Statement dated April 3, 1996 (File No. 1-1822).
 4.4*    Mortgage and Deed of Trust, dated as of February 1, 1945; filed as
         Exhibit 7-A to Registration Statement No. 2-5586.

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 4.5*    Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as Exhibit b-4 to Registration Statement No. 2-64857.
 4.6*    Eighteenth Supplemental Indenture, dated as of November 15, 1989;
         filed as Exhibit 28(b) to the Registration Statement No. 33-38413.
 4.7*    Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on
         May 16, 1991 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.8*    Twentieth Supplemental Indenture, dated as of November 1, 1992; filed on November 4, 1992 as Exhibit 4.01 to the Company's Form 8-K (File
         No. 1-1822).
 4.9*    Twenty-First Supplemental Indenture, dated as of May 1, 1993; filed on
         May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.10*   Twenty-Second Supplemental Indenture, dated as of November 15, 1995;
         filed on December 3, 1995 as Exhibit 4.01 to the Company's Form 8-K
         (File No. 1-1822).
 4.11*   Twenty-Third Supplemental Indenture, dated as of October 15, 1997;
         filed on November 6, 1997 as Exhibit No. 4.01 to the Company's Form 8-
         K (File No. 1-1822).
 5       Opinion of Gerald T. McNeive, Jr., Senior Vice President-Finance and
         General Counsel.
 23(a)   Consent of Gerald T. McNeive, Jr. (included in Exhibit 5 filed herewith).
 23(b)   Consent of Deloitte & Touche LLP.
 24      Power of Attorney.

--------
*  Incorporated herein by reference.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and State of Missouri, on the fifteenth day of March, 1999.

                                          LACLEDE GAS COMPANY

                                                  /s/ G.T. McNeive, Jr.
                                          By:__________________________________
                                                 Gerald T. McNeive, Jr.
                                            Senior Vice President-Finance and
                                                     General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                Name                             Title                    Date
                ----                             -----                    ----
           *D. H. Yaeger             Chairman of the Board,          March 15, 1999
____________________________________ President, Chief Executive
           (D. H. Yaeger)            Officer and Director

       /s/ G. T. McNeive, Jr.        Senior Vice President-          March 15, 1999
____________________________________ Finance and General Counsel
        (G. T. McNeive, Jr.)         (Principal Financial
                                     Officer)
         /s/ J. A. Fallert           Controller                      March 15, 1999
____________________________________
          (J. A. Fallert)
           *R. E. Beumer             Director                        March 15, 1999
____________________________________
           (R. E. Beumer)
         *A. B. Craig, III           Director                        March 15, 1999
____________________________________
         (A. B. Craig, III)
             *H. Givens              Director                        March 15, 1999
____________________________________
            (H. Givens)
           *C. R. Holman             Director                        March 15, 1999
____________________________________
           (C. R. Holman)
           *R. C. Jaudes             Retired, Chairman of the        March 15, 1999
____________________________________ Board and Director
           (R. C. Jaudes)
            *M. A. Krey              Director                        March 15, 1999
____________________________________
            (M. A. Krey)

           *W. E. Nasser             Director                        March 15, 1999
____________________________________
           (W. E. Nasser)

            *R. P. Stupp             Director                        March 15, 1999
____________________________________
           (R. P. Stupp)

          *H. E. Trusheim            Director                        March 15, 1999
____________________________________
          (H. E. Trusheim)


      /s/ G. T. McNeive, Jr.
*By: _______________________________                                 March 15, 1999
         G. T. McNeive, Jr.
         (Attorney-in-Fact)

                               INDEX TO EXHIBITS.

 Exhibit
 Number                                  Exhibit
 -------                                 -------
 1.1     Form of Underwriting Agreement for Common Stock.
 4.1*    Articles of Incorporation of Laclede Gas Company as of February 11,
         1994, filed on February 22, 1994 as Exhibit 4(b) to the Company's
         Registration Statement No. 33-52357.
 4.2*    By-Laws of Laclede Gas Company effective January 26, 1995; filed as
         Exhibit 4.2 to the Company's Registration Statement No. 33-58757.
 4.2(a)* Amendment to the Company's By-Laws, effective at the close of business on July 24, 1997; filed as Exhibit 3.01 to the Company's 10-Q for the fiscal quarter ended June 30, 1997 (File No. 1-1822).
 4.2(b)* Amendment to the Company's By-Laws, effective at the close of business on November 20, 1997; filed as Exhibit 3.01(ii) to the Company's 10-Q for the fiscal quarter ended December 31, 1997 (File No. 1-1822).
 4.3*    Rights Agreement, filed as Exhibit 1 to Form 8-A Registration
         Statement dated April 3, 1996 (File No. 1-1822).
 4.4*    Mortgage and Deed of Trust, dated as of February 1, 1945; filed as
         Exhibit 7-A to Registration Statement No. 2-5586.
 4.5*    Fourteenth Supplemental Indenture, dated as of October 26, 1976; filed on June 26, 1979 as Exhibit b-4 to Registration Statement No. 2-64857.
 4.6*    Eighteenth Supplemental Indenture, dated as of November 15, 1989;
         filed as Exhibit 28(b) to the Registration Statement No. 33-38413.
 4.7*    Nineteenth Supplemental Indenture, dated as of May 15, 1991; filed on
         May 16, 1991 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.8*    Twentieth Supplemental Indenture, dated as of November 1, 1992; filed on November 4, 1992 as Exhibit 4.01 to the Company's Form 8-K (File
         No. 1-1822).
 4.9*    Twenty-First Supplemental Indenture, dated as of May 1, 1993; filed on
         May 13, 1993 as Exhibit 4.01 to the Company's Form 8-K (File No. 1-
         1822).
 4.10*   Twenty-Second Supplemental Indenture, dated as of November 15, 1995;
         filed on December 3, 1995 as Exhibit 4.01 to the Company's Form 8-K
         (File No. 1-1822).
 4.11*   Twenty-Third Supplemental Indenture, dated as of October 15, 1997;
         filed on November 6, 1997 as Exhibit No. 4.01 to the Company's Form 8-
         K (File No. 1-1822).
 5       Opinion of Gerald T. McNeive, Jr., Senior Vice President-Finance and
         General Counsel.
 23(a)   Consent of Gerald T. McNeive, Jr. (included in Exhibit 5 filed herewith).
 23(b)   Consent of Deloitte & Touche LLP.
 24      Power of Attorney.

--------
* Incorporated herein by reference.